SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECD S.E.C.
MAR 5 2002
080

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15a-16 OF THE SECURITIES EXCHANGE ACT OF 1934


02017159

Report on Form 6-K dated March 5, 2002

Partner Communications Company Ltd.
(Translation of Registrant's Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosures:

1. **NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS.**
2. **PROXY STATEMENT.**
3. **PROXY CARD.**

PARTNER COMMUNICATIONS COMPANY LTD.
NOTICE OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Rosh Ha'ayin, Israel
March 5, 2002

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the "**EGM**") of Partner Communications Company Ltd. (the "**Company**" or "**Partner**") will be held on Tuesday, March 26, 2002 at 2:00 p.m. (Israel time), at our offices, 8 Ha'amal Street, Rosh Ha'ayin, Israel or at any adjournments thereof.

It is proposed at the EGM to adopt the following resolutions:

(i) to approve the participation of the founding shareholders of the Company, as purchasers, in the first offering of securities by the Company pursuant to its shelf Registration Statement on Form F-3, filed by the Company on December 26, 2001 with the United States Securities and Exchange Commission, on the terms set forth in the Company's Proxy Statement dated March 5, 2002; and

(ii) to approve an increase in the authorized share capital of the Company and amend the Articles of Association of the Company accordingly.

Only shareholders of record at the close of business on March 5, 2002 are entitled to receive notice of, and to vote at the EGM, subject to the restrictions in the Company's Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the EGM in person.

Shareholders who will not attend the EGM in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly (and in any event at least two business days prior to the date of the EGM) in the pre-addressed envelope provided. Shareholders may revoke their proxies by written notice received at the offices of the Company prior to the commencement of the EGM, and vote their shares in person.

The Articles of Association of the Company also allow shareholders of the Company to vote at the EGM by means of a deed of vote and a form of deed of vote will be made available to shareholders registered in the Company's Shareholder Register. Holders of American Depositary Shares are not registered in the Company's Shareholder Register but may instruct the Depositary, JPMorgan Chase Bank, as to the exercise of the voting rights pertaining to the Ordinary Shares evidenced by their American Depositary Shares, in the manner and to the extent provided in the Depositary Agreement governing the American Depositary Shares.

Registered joint holders of shares should take note that, pursuant to Article 19.9 of the Articles of Association of the Company, only the first named joint holder of any share shall vote, either in person, by proxy, or by deed of vote, without taking into account the other registered joint holder(s) of the share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholder Register.

Copies of the proposed resolutions are available at our offices, 8 Ha'amal Street, Rosh Ha'ayin, Israel, every business day from 9 AM to 5PM (Israel time). Our telephone number is +972-3-905-4191.

By Order of the Board of Directors

ROLY KLINGER, ADV.
General Counsel and Joint Company Secretary

PARTNER COMMUNICATIONS COMPANY LTD.

8 Ha'amal Street

Rosh Ha'ayin 48103, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the "**Ordinary Shares**"), including holders of American Depositary Shares (each representing one Ordinary Share, the "**ADSs**") (the Ordinary Shares and the ADSs together the "**Securities**") of Partner Communications Company Ltd. (the "**Company**" or "**Partner**"), in connection with the solicitation by the Board of Directors of proxies for use at the Extraordinary General Meeting of Shareholders (the "**EGM**"), to be held on March 26, 2002 at 2:00 pm (Israel time), at our offices, 8 Ha'amal Street, Rosh Ha'ayin, Israel, or at any adjournments thereof.

It is proposed at the EGM to adopt the following resolutions:

(i) to approve the participation of the Founding Shareholders (as defined below) of the Company, as purchasers, in the first offering of Securities by the Company pursuant to its shelf registration statement on Form F-3 on the terms set forth in this Proxy Statement; and

(ii) to approve an increase in the authorized share capital of the Company and amend the Articles of Association of the Company accordingly.

A form of proxy for use at the EGM and a return envelope for the proxy are enclosed. Shareholders may revoke their proxies by written notice received at the offices of the Company prior to the EGM and vote their shares in person. If the proxy is properly executed and delivered to the Company at least two business days prior to the date of the EGM, Securities represented by such proxy in the enclosed form will be voted as indicated on the form or, if no preference is noted, will be voted in favor of the matters described above.

Proxies for use at the EGM are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on March 5, 2002 will be entitled to receive notice of, and to vote at, the EGM. Proxies are being mailed to shareholders on or about March 5, 2002 and will be solicited primarily by mail. Certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. We will bear the cost of the solicitation of the proxies by the Board of Directors, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On February 28, 2002 the Company had outstanding 178,937,359 Ordinary Shares. The holder of each Ordinary Share is entitled to one vote upon each of the matters to be presented at the EGM. Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third of our voting rights, present in person or by proxy at the EGM, or who have delivered to us a deed of vote, and are entitled to vote, will constitute a quorum at the EGM.

On December 26, 2001 the Company filed with the United States Securities and Exchange Commission a shelf registration statement on Form F-3 relating to possible future offerings of debt securities, convertible securities and equity securities, in the form of Ordinary Shares or ADSs of the Company, with an aggregate amount of up to US$ 400,000,000. Specifically, the Company intends that the first offering of Ordinary Shares under this shelf registration statement (the "**Public Offering**") should raise net proceeds of up to US$ 150,000,000. The timing of the Public Offering will be dependent on market conditions. The Board of Directors of the Company believes it is beneficial for the Company to permit the Founding Shareholders to purchase Ordinary Shares in the Public Offering.

The Board of Directors considers that the adoption of the resolutions to be proposed at the EGM is in the best interests of the Company. If passed, the resolutions would:

(i) give the Founding Shareholders the ability to participate in the Public Offering; and

(ii) increase the Company's authorized share capital (and so the number of Securities available for issue) and thus increasing the ability of the Company to raise funds by the issue of Securities.

Further information in relation to each item of business is set out below.

ITEM 1 – APPROVAL OF PARTICIPATION OF THE FOUNDING SHAREHOLDERS IN THE FIRST OFFERING OF ORDINARY SHARES OF THE COMPANY PURSUANT TO ITS REGISTRATION STATEMENT ON FORM F-3

The Company believes that the participation by one or more of its founding shareholders (that is Advent Investments PTE Ltd., Matav Investments Ltd., Matbit Telecommunications Systems Ltd., Elbit Ltd., Eurocom Communications Ltd., Polar Communications Ltd., Tapuz Cellular Systems Ltd. or their respective affiliates (that is a wholly owned entity of any of the aforementioned companies or a wholly owned entity of the ultimate owner of any of the aforementioned companies) (together, the "**Founding Shareholders**")), in the Public Offering through the purchase of Securities issued in that offering would demonstrate confidence in the Company and the development of its business and operations and may improve the likelihood of success of the Public Offering.

The Israeli Companies Law provides that (i) an extraordinary transaction between a public company and a controlling shareholder; or (ii) an extraordinary transaction in which a controlling shareholder of the company has a personal interest but which is between a public company and another entity, must be approved by the Audit Committee, the Board of Directors and the shareholders of the company. Both our Audit Committee and Board of Directors have approved the resolution set forth below.

As a result, the Company is seeking shareholder approval for the purchase by one or more of its Founding Shareholders of Securities offered in the Company's Public Offering. The Founding Shareholders would be permitted to participate in two ways: (i) each participating Founding Shareholder may commit to purchase a certain number of Securities up to the number required to preserve its pro rata shareholding in the Company on a fully diluted basis immediately prior to the Public Offering. In order for such Securities to be pre-allocated, the Founding Shareholder must make such commitment prior to the earlier of either the distribution of the preliminary prospectus supplement or the marketing of the Securities; (ii) a Founding Shareholder may purchase any number of Securities in the Public Offering. These Securities may increase such Founding Shareholder's pro rata shareholding.

The price at which the Founding Shareholders could purchase Securities would be the same as the price payable by the other purchasers. The price would be determined by the Company's Independent Directors based upon, amongst other factors, the price recommended by the underwriter and the interest expressed by, or orders received from, potential purchasers.

Under the Israeli Companies Law, 5759-1999 (the "**Companies Law**"), the approval by the shareholders of the arrangements described above with the Founding Shareholders requires approval by the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting for the approval thereof, provided that either (a) the majority of the Ordinary Shares voted at the meeting includes at least one-third of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter; or (b) the total Ordinary Shares of the shareholders referred to in clause (a) voted against the matter does not exceed one percent of the aggregate voting rights of the Company. For this purpose, each shareholder is asked to indicate on the enclosed proxy card whether or not he has a personal interest in this matter as a condition for his right to vote and be counted with respect to such resolution. Under the Companies Law, a "**personal interest**" of a shareholder (i) includes a personal interest of any members of the shareholder's immediate family (or spouses thereof) or a personal interest of an entity in which the shareholder (or such family member thereof) serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of shares in any company.

Upon the recommendation of the Audit Committee and the Board of Directors of the Company, it is proposed that at the EGM the following resolution be adopted:

RESOLVED that:

(1) any of Advent Investments PTE Ltd., Matav Investments Ltd., Matbit Telecommunications Systems Ltd., Elbit Ltd., Eurocom Communications Ltd., Polar Telecommunications Ltd., Tapuz Cellular Systems Ltd. or their respective affiliates (that is a wholly owned entity of any of the aforementioned companies or a wholly owned entity of the ultimate owner of any of the aforementioned companies) (together, the "**Founding Shareholders**") shall be permitted to purchase Securities in the Public Offering in accordance with the following terms:

(a) the Founding Shareholders may purchase, in the Public Offering, any number of Securities at that price at which the Securities are to be offered and sold in the Public Offering (the "**Public Offering Price**"); and

(b) the Company or the underwriter shall allocate to any Founding Shareholder such number of Securities as the Founding Shareholder has committed to purchase in the Public Offering at the Public Offering Price, provided that (i) the Founding Shareholder has irrevocably made this commitment in writing prior to the earlier of either the distribution of the preliminary prospectus supplement or the marketing of the Securities, and (ii) the maximum number of Securities that may be allocated to a Founding Shareholder pursuant to this paragraph (b) is the number of Securities that the Founding Shareholder will require in order to preserve its pro rata shareholding in the Company on a fully diluted basis immediately prior to the Public Offering;

(2) any underwriter's commission and all matters related to the price to be paid by the underwriter to the Company for the Securities shall be determined by the Company's Independent Directors (the "**Independent Directors**"') upon the recommendation of the Company's senior management;

(3) the Public Offering Price shall be determined by the Independent Directors having regard to the price recommended by the underwriter on the day of pricing, based on interest expressed or orders received from potential purchasers and the market price of the Securities on such day. In making their determination the Independent Directors shall act in accordance with the best interests of the Company;

(4) the transaction described above is in the best interests of the Company and does not harm its interests; and

(5) the Board of Directors, or its designees, shall be authorized to take all steps and to execute and deliver all such instruments and documents in the name and on behalf of the Company, as in its judgment shall be necessary, proper or advisable in order to fully carry out the intent and to accomplish the purposes of this resolution.

The Board of Directors and the Audit Committee of the Board recommend a vote FOR approval of this proposed resolution.

ITEM 2 – APPROVAL OF INCREASE IN THE AUTHORIZED SHARE CAPITAL OF THE COMPANY

The authorized share capital of the Company consists of 225,000,000 Ordinary Shares, of which, as of February 28, 2002, 178,937,359 Ordinary Shares were outstanding and 9,527,918 additional Ordinary Shares may be allocated to the Company's employees under the Company's employee's stock option plans. The Company intends to increase its authorized share capital by 10,000,000 Ordinary Shares to 235,000,000 Ordinary Shares.

According to the Israeli Companies Law and the Company's Articles of Association, the affirmative vote of the holders of at least three quarters of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the increase of the authorized share capital of the Company and a corresponding amendment of the Articles of Association of the Company.

Upon the recommendation of the Board of Directors of the Company, it is proposed that at the EGM the following resolution be adopted:

RESOLVED:

(1) to accept the recommendation of the Board of Directors of the Company to approve an increase in the authorized share capital of the Company by NIS 100,000, divided into 10,000,000 Ordinary Shares of the Company at par value of NIS 0.01 each. Following the increase, the total authorized share capital of the Company will be NIS 2,350,000, divided into 235,000,000 Ordinary Shares; and

(2) to accept the recommendation of the Board of Directors of the Company to approve a conforming amendment to the Articles of Association of the Company, replacing Article 6.1 with the following new Article 6.1:
"The authorized share capital of the Company is NIS 2,350,000, divided into 235,000,000 ordinary shares at a par value of NIS 0.01 each (hereinafter: the "Ordinary Shares")".

The Board of Directors recommends a vote FOR approval of this proposed resolution.

RESTRICTIONS ON VOTING RIGHTS

Partner conducts its operations pursuant to a license granted to Partner by the Minister of Communications of the State of Israel. Partner's Articles of Association and, with respect to shareholders other than shareholders of Partner prior to its Public Offering, Partner's license contain provisions that may cause the suspension of voting rights of the holders of Ordinary Shares or ADSs if such voting rights would breach the ownership limits contained in our license. These limits prohibit the transfer or acquisition of 10% or more of Partner's means of control and acquisition of control of the Company without the consent of the Minister of Communications in Israel, and restrict cross-control and cross-ownership of other mobile telephone operators in Israel, and shareholdings and agreements which may reduce or harm competition. Ordinary Shares or Ordinary Shares represented by ADSs held in breach of these limits may be considered as dormant shares. Notwithstanding anything to the contrary in this Proxy Statement, dormant shares will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings). Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares, nor will they have the right to participate in general meetings of shareholders.

Any shareholder seeking to vote at the EGM must notify the Company prior to the vote, or, if the vote is by deed of vote, must so indicate on the deed of vote, if any of the shareholder's holdings in Partner or the shareholder's vote requires the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control or acquisition of control of Partner, or the provisions regarding cross-ownership or cross-control of other mobile telephone operators in Israel, in each case as specified in sections 21 and 23 of Partner's license. If a shareholder does not provide such notification, the shareholder shall not vote and, if the shareholder has voted, his or her vote shall not be counted.

By Order of the Board of Directors

ROLY KLINGER, ADV.
General Counsel and Joint Company Secretary

Dated: March 5, 2002

X PLEASE MARK VOTES AS IN THIS EXAMPLE



PARTNER COMMUNICATIONS COMPANY LTD.

PLEASE REFER TO THE REVERSE OF THIS CARD FOR THE RESOLUTIONS TO BE VOTED AT THE MEETING.

CONTROL NUMBER:

Extraordinary General Meeting Resolutions

	For	Against	Abstain		For	Against	Abstain
Resolution I	☐	☐	☐	Resolution II	☐	☐	☐

	Yes	No
Do you have a Personal Interest in approval of Resolution I?	☐	☐

*Please refer to the reverse of this card for a definition of Personal Interest. **You must mark either yes or no for Personal Interest. If no box is marked, or if both boxes are marked, the entire Voting Instruction Card shall be disqualified.**

In the event that more than one choice (i.e. For/Against/Abstain) is marked for a certain Resolution, the entire Voting Instruction Card shall be disqualified.

Mark box at right if an address change or comment has been noted on the reverse of this card. ☐

By executing this voting instruction card, the undersigned hereby certifies that none of the direct or indirect holdings of the undersigned in the Company or in ADRs representing shares of the Company or the voting of these holdings requires the consent of the Minister of Communications of The State of Israel, due to a breach by the undersigned of the restrictions on transfer or acquisition of means of control or acquisition of control, or provisions regarding cross-ownership or cross-control with other mobile telephone operators in Israel as specified in Sections 21 or 23 of the general license granted to the Company by the Minister of Communications on April 7, 1998 (including the permit granted to the Company on said date), as amended.

Please be sure to sign and date this Voting Instruction Card. | Date

ADR Holder sign here

DETACH CARD

DETACH CARD

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS ("ADRs") REPRESENTING ORDINARY SHARES OF PARTNER COMMUNICATIONS COMPANY LTD. (THE "COMPANY")

JPMorgan Chase Bank (the "Depositary") has received advice that an Extraordinary General Meeting of Shareholders (the "EGM") of Partner Communications Company Ltd. will be held at the Company's offices, 8 Ha'amal Street, Rosh Ha'ayin, Israel, on Tuesday, March 26, 2002 at 2:00 p.m. (Israel time).

If you wish to have the Depositary vote or execute a proxy to vote the Ordinary Shares represented by your American Depositary Receipt(s) for or against or to abstain from voting the Resolutions at the EGM, kindly execute and forward the attached Voting Instruction Card to JPMorgan Chase Bank. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Depositary to vote for or against or to abstain from voting the Resolutions, or any of them, as the case may be. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:00 p.m., Eastern Time, March 22, 2002. Only the holders of record at the close of business on March 5, 2002, will be entitled to execute the attached Voting Instruction Card.

JPMorgan Chase Bank, Depositary

Dated: March 5, 2002

PARTNER COMMUNICATIONS COMPANY LTD.

JPMorgan Chase Bank, Depositary
P.O. Box 43062, Providence, RI 02940-5116

The undersigned, a registered holder of American Depositary Receipt(s) representing Ordinary Shares of Partner Communications Company Ltd., of record March 5, 2002, hereby requests and authorizes JPMorgan Chase Bank to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such American Depositary Receipt(s) on the Resolutions at the Extraordinary General Meeting to be held at the Company's offices, 8 Ha'amal Street, Rosh Ha'ayin, Israel, on Tuesday, March 26, 2002 at 2:00 p.m. (Israel time), and at every adjournment thereof.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If these instructions are properly signed and dated but no direction is made, the underlying Shares represented by such American Depositary Receipt(s) will be voted by the Depositary FOR the Resolutions at the EGM.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 3:00 p.m., Eastern Time, March 22, 2002.

PLEASE VOTE, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the books of the Depositary. In the event of joint holders, only the first named joint holder (who is the person whose name is registered first) shall vote. If a corporation, this signature should be that of an authorized officer who should state his or her title.

HAS YOUR ADDRESS CHANGED?

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DO YOU HAVE ANY COMMENTS?

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Extraordinary General Meeting Agenda

I. To approve the participation of the founding shareholders of the Company, as purchasers, in the first offering of securities by the Company pursuant to its Shelf Registration Statement on Form F-3 filed by the Company on December 26, 2001 with the United States Securities and Exchange Commission, on the terms set forth in the Company's Proxy Statement dated March 5, 2002.

II. To approve an increase in the authorized share capital of the Company and amend the Articles of Association of the Company accordingly.

*Under the Israeli Companies Law of 1999, a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholders' immediate family (or spouses thereof) or a personal interest of an entity in which the shareholder (or such family member thereof) serves as a director or the Chief Executive Officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the Chief Executive Officer and (ii) excludes an interest arising solely from the ownership of shares in any company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd



By /s/

Name: Alan Gelman

Title: Chief Financial Officer

Dated: March 5, 2002